Tucson Electric Power Company

88 East Broadway Boulevard

Tucson, AZ 85701

November 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Katherine Bagley

Re:	Tucson Electric Power Company
Registration Statement on Form S-1
File No. 333-227356

Dear Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-227356) (the “Registration Statement”) of Tucson Electric Power Company (the “Company”). We respectfully request that the Registration Statement become effective as of 1:00 p.m., Eastern time, on November 26, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling John T. Hood at (212) 309-6281.

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Very truly yours,

Tucson Electric Power Company

By:	/s/ Todd C. Hixon
Todd C. Hixon, Esq.
Vice President, General Counsel and Chief Compliance Officer

CC:	M. Pritz, Tucson Electric Power Company
John T. Hood, Esq., Morgan, Lewis & Bockius LLP
Sean M. Donahue, Esq., Morgan, Lewis & Bockius LLP
J. Anthony Terrell, Pillsbury Winthrop Shaw Pittman LLP

[Signature Page to Request for Acceleration of Effectiveness of Registration Statement]